Robert C. Donohoo
Vice President, General Counsel
and Corporate Secretary

December 29, 2014

BY EDGAR AND OVERNIGHT DELIVERY

William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	RadioShack Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 4, 2014
File No. 1-5571

Dear Mr. Thompson:

RadioShack Corporation (the “Company”) is pleased to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above referenced Form 10-K as set forth in the letter dated December 1, 2014.   For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 20

1.
As represented in your response to comment 1 in our letter dated February 23, 2011, please disclose in future filings the amount of upfront commission revenue and residual income in the total consolidated net sales and operating revenues for each period presented.

Company’s response:

In our first quarter Form 10-Q for the period ended March 31, 2011, which was filed with the Commission on April 25, 2011, we provided a supplemental disclosure of our new product platform reporting structure on page 13.  This disclosure included a note to our table of consolidated net sales and operating revenues for fiscal years ending December 31, 2008 through 2010, reflecting the new platform structure that disclosed the aggregate amount of upfront commission revenue and residual income included in our mobility platform for each year presented in accordance with the representation in our response to comment 1 in the letter from the Staff dated February 23, 2011.

Beginning with our Form 10-K for the fiscal year ended December 31, 2011, we included a note to our table of consolidated net sales and operating revenues by platform under “Results of Operations” (page 21) that disclosed the aggregate amount of upfront commission revenue and residual income included in our mobility platform for all periods presented (fiscal years 2009-2011).  We continued this disclosure in our Form 10-K for the fiscal year ended December 31, 2012 (page 22) and again for the fiscal year ended December 31, 2013 (page 21).

We believe the placement and method of this disclosure provides the most relevant information to our financial statement readers.

Note 3 – Supplemental Balance Sheet Disclosures, page 47

2.
Please explain to us why the decline in accounts receivable from vendors and service providers as a percentage of sales substantially exceeds the decline in sales of the mobility platform as a percentage of sales. In doing so, please tell us the number of days sales and operating revenue attributable to sales and revenues of the mobility platform included in accounts receivable for each year and provide an analysis of the factors accounting for the change between years.

Company’s Response:

The primary components of the accounts receivable from vendors and service providers is commission revenue and residuals from our wireless carriers.  The contract for each wireless carrier stipulates the payment terms for these amounts which range from twice per calendar month to the end of the calendar month.  These payments are for commissions and residuals earned during the prior month.

The two variables that result in year-to-year fluctuations are sales volume and the timing of payments.  In Note 3 we disclosed that “The decrease in our receivables from vendors and service providers in 2013 was driven by the decrease in our postpaid wireless business and the timing of payments received from our service providers.”

The decrease related to our postpaid wireless business was due to a decline in volume of approximately 18% in 2013, in our continuing operations and the discontinuance of all operations in our Target Mobile centers in March 2013.  Receivables from vendors and service providers of the Target Mobile centers at December 31, 2013 were zero compared to $66 million at December 31, 2012.  Both of these factors resulted in the balance at December 31, 2013 being lower than the amount in the prior year.

The decrease related to the timing of payments resulted from monthly commission and residual payments from certain wireless carriers that were received in January 2013 instead of December 2012 in the amount of $57 million.  The comparable payments in 2013 were received in December.  This resulted in the balance at December 31, 2012 being higher than normal.

Note 16 – Supplemental Guarantor Financial Information, page 66

3.	Please provide us with a description of the customary release provisions of the subsidiary guarantees. In addition, please describe the customary release provisions in future filings.

Company’s Response:

The Company acknowledges the Staff’s comment and advises the Staff that pursuant to the Indenture, dated May 3, 2011 (the “Indenture”), among the Company, the subsidiary guarantors party thereto from time to time and Wells Fargo Bank, National Association, as trustee, a subsidiary guarantee will be automatically released and discharged upon (A) the sale, exchange, disposition or transfer (by merger or otherwise) of (x) the capital stock of the guarantor providing such guarantee, if after such sale, exchange, disposition or transfer such guarantor is no longer a restricted subsidiary, or (y) all or substantially all of the assets of such guarantor, (B) the release or discharge of the ABL credit agreement guarantee by such guarantor or the guarantee which resulted in the creation of the subsidiary guarantee by such guarantor under the Indenture, (C) the designation of such guarantor as an “unrestricted subsidiary” under the Indenture or (D) the legal defeasance, covenant defeasance or discharge of the Indenture, in each such case specified in clauses (A) through (D) above in accordance with the requirements therefore set forth in the Indenture.

In future filings we propose the following disclosure in the note relating to supplemental guarantor financial information:

“A subsidiary guarantee can be released under customary circumstances, including (i) the subsidiary’s equity or all or substantially all its assets are sold, exchanged, disposed or transferred by merger or otherwise which results in the guarantor subsidiary no longer being a restricted subsidiary; (ii) the subsidiary's guarantee is terminated or released; (iii) the requirements for legal defeasance or covenant defeasance or to discharge the indenture have been satisfied.”

* * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at 817.415.2181 or James E. O’Bannon at 214.969.3766.

Very truly yours,

Robert C. Donohoo

cc:  James E. O’Bannon, Jones Day

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